                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2002

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                 6F, Hikari Bldg.
                                2-16-13 Ikebukuro
                                   Toshima-Ku,
                                 Tokyo 171-0014
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

                                 Table Contents

1. Crayfish Announces Operation Results For the 1st Quarter Ended December 31, 2002 of the Fiscal Year Ended September 30, 2003, Press Release dated February 14, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: February 14, 2003

CONTACT IN JAPAN
Crayfish Co., Ltd.
Kazuhiko Muraki
Chief Executive Officer
ir@crayfish.co.jp
+81-3-5957-0644

            CRAYFISH ANNOUNCES OPERATION RESULTS FOR THE 1ST QUARTER
                           ENDED DECEMBER 31, 2002 OF
                 THE FISCAL YEAR ENDED SEPTEMBER 30, 2003 (FY03)

Tokyo/New York, February 14, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS:
4747) (hereinafter "Crayfish" or the "Company"), a provider of e-mail hosting services (trademark "DESKWING") and other Internet-related services for small and medium-sized enterprises, today announced the results of its operations for the 1st quarter ended December 31, 2002. All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

1Q/FY03 FINANCIAL HIGHLIGHTS*

FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001

                                                                (JPY)              (JPY)              (US $)
                                                              1Q/FY03            1Q/FY02             1Q/FY03
                                                              -------            -------             -------
  REVENUE                                                         465              1,031               3,912
  INCOME FROM OPERATIONS                                          183                579               1,591
  NET INCOME                                                      177                577               1,544
                                                            ---------          ---------              ------
  NET INCOME PER SHARE -  BASIC                             17,245.95          55,784.56              150,49
                       -  DILUTED                           17,239.23          55,735.62              150.43
                                                            ---------          ---------              ------


Notes:

1. In millions of yen and thousands of U.S. dollars except per share data.

2. U.S. dollar amounts have been translated at the rate of JPY 118.75=US$1, the spot rate of the Federal Reserve Bank in the U.S. on December 31, 2002.

* The Crayfish fiscal year ends on September 30. The designation 1Q/FY03 refers to the first quarter for the fiscal year 2003, ended December 31, 2002, 1Q/FY02 to the first quarter for the fiscal year 2002, ended December 31, 2001, and, where used later in this release, 4Q/FY02 to the fourth quarter for the fiscal year 2002, ended September 30, 2002.

1Q /FY03 IN REVIEW


HIGHLIGHTS OF THE COMPANY'S OPERATING RESULTS AND ACTIVITIES DURING 1Q/FY03 ARE AS FOLLOWS:

o        BEGIN NEW DESKWING SERVICE AND DISCOUNT PLANS

o        SALE OF FIXED ASSETS TO GMO AND DIAMOND LEASE

o        DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS

o        REAPPOINTMENT OF DIRECTORS

o        RESIGNATION OF INDEPENDENT ACCOUNTANT


BEGIN NEW DESKWING SERVICE AND DISCOUNT PLANS

As announced on August 30, 2002, in November, 2002 the Company began to offer a new enhanced DESKWING service that provides several pricing and service options under two service plans, "Type-1" and "Type-2." Allowing customers to choose an appropriate plan enhances customer satisfaction and helps the Company to maintain a competitive edge in Japan's hosting industry. In addition, pursuant to the Company's discount plan, customers may be eligible to receive a 5% discount on the second year's subscription fees after one year of subscribing, a 10% discount on the third year's subscription fees after two years of subscribing, and a maximum discount of 25% after five years. All DESKWING subscribers and subscribers in the new discount plan were as follows:

                                                                        1Q/FY03         4Q/FY02
                                                                        -------         -------
           (a) All DESKWING Subscribers at quarter-end                   10,716          12,864
           (b) DESKWING Discount Plan Subscribers at quarter-end          2,318             720
           (b) divided (a)                                                   22%              6%


SALE OF FIXED ASSETS TO GMO AND DIAMOND LEASE

As part of management's ongoing measures aimed at strengthening the Company's business model by streamlining its operations and outsourcing its hosting services to Global Media Online Inc., the Company sold to Global Media Online Inc. ("GMO") and to Diamond Lease Company Ltd. ("Diamond Lease") certain servers and other technical equipment used to operate its DESKWING service. Diamond Lease will lease to GMO all of the equipment it acquires from Crayfish. The asset sale is reflected in the Company's 1Q/FY03 financial statements as was announced on November 13, 2002.


DECLINE IN DESKWING SUBSCRIBER CANCELLATIONS

During 1Q/FY 2003, the Company acquired a total of 54 new DESKWING subscribers, down 77.0% from 235 in 1Q/FY 2002 and down 40.0% from 90 in 4Q/FY 2002. Cancellations during 1Q/FY 2003 declined to 2,202, down 71.6% from 7,759 in 1Q/FY2002 and down 26.6% from 2,999 in 4Q/FY 2002.

                                  1Q/FY03          4Q/FY02          3Q FY02         2Q FY02          1Q/FY02
                                  -------          -------          -------         -------          -------
        New                           54               90              160             196              235
        Cancelled                  2,202            2,999            3,408           4,908            7,759
        Quarter-End               10,716           12,864           15,773          19,021           23,733
        Balance


REAPPOINTMENT OF DIRECTORS

At the ordinary general meeting of shareholders held on December 20, 2002, Messrs. Kazuhiko Muraki, Masaaki Shimamura and Fumio Komatsubara were reappointed as directors of the Company, and Mr. Muraki was reappointed as representative director of the Company.


RESIGNATION OF INDEPENDENT ACCOUNTANT

As announced on December 4, 2002, BDO Sanyu & Co. continues to act as the Company's independent accountant and Nakachi & Co. resigned as independent accountant to the Company at the close of the Company's ordinary general meeting of shareholders for the 7th fiscal year.


UNAUDITED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2002

Results for 1Q/FY03 will be available on the Company's website (http://www.crayfish.co.jp/eng/ir.html) from February 18, 2003. In addition, the Company will hold an earnings call in the morning (United States, EST) on the same day regarding results for 1Q/FY03 and the Company's mid-term and long-term strategy. If you would like to join the call, please e-mail to ir@crayfish.co.jp and include the words "Earnings Call" in the e-mail message subject header.

REVENUE

In 1Q/FY03, revenue was JPY 465 million, down 54.9% from JPY 1,031 million in 1Q/FY02 and down 14.4% from JPY 543 million in 4Q/FY02. The decrease in revenue is attributable to a decrease in DESKWING subscribers.

COSTS OF REVENUE

Cost of revenue decreased 22.5% to JPY 138 million in 1Q/FY03 from JPY 178 million in 1Q/FY02, and decreased 11.5% from JPY 156 million in 4Q/FY02. The decrease in the cost of revenue from 4Q/FY02 to 1Q/FY03 is mainly attributable to outsourcing certain DESKWING operations to Global Media Online Inc. as announced on August 30, 2002.

GROSS PROFIT

The Company recorded a gross profit of JPY 327 million in 1Q/FY03, a 61.7% decrease from JPY 853 million in 1Q/FY02 and a 15.5% decrease from JPY 387 million in 4Q/FY02. Gross profit margin for 1Q/FY03 was 71.3%, compared to ratios of 82.7% in 1Q/FY02 and 71.4% in 4Q/FY02. The decrease in both gross profit and gross profit margin is due to a decrease in revenue.

OPERATING EXPENSES

Total operating expenses decreased 47.4% to JPY 144 million in 1Q/FY03 from JPY 274 million in 1Q/FY02, and decreased 13.8% from JPY 167 million in 4Q/FY02. This decrease from 1Q/FY02 to 1Q/FY03 was mainly attributable to declines in SG&A expense, R&D cost, and loss on disposal of property and equipment.

Selling, general and administrative expense (SG&A) decreased to JPY 107 million in 1Q/FY03, down 39.2% from JPY 176 million in 1Q/FY02 and down 27.2% from JPY 147 million in 4Q/FY02. The decrease in SG&A expense from 4Q/FY02 to 1Q/FY03 was mainly due to outsourcing call-center operations to CalltoWeb, Inc. and a decline in depreciation in connection with the sales of fixed assets as announced on November 14, 2002.

Research and development (R&D) costs were JPY 0.5 million in 1Q/FY03, down 97.2 % from JPY 18 million in 1Q/FY02, and down 92.9 % from JPY 7 million in 4Q/FY02. These declines are due to the Company's outsourcing agreement with GMO.

INCOME FROM OPERATIONS

As a result of the aforementioned factors, the Company recorded an income from operations of JPY 183 million in 1Q/FY03. This figure compares with income of JPY 579 million in 1Q/FY02 and that of JPY 220 million in 4Q/FY02. The 68.4% decline in income from operations from 1Q/FY02 to 1Q/FY03 is attributable to a decrease in revenue.

NET INCOME

In 1Q/FY02, the Company posted net income of JPY 177 million, the 5th consecutive quarter in which the Company has posted net income. This figure compares with net income of JPY 577 million in 1Q/FY02 and JPY 207 in 4Q/FY02.

BUSINESS OUTLOOK

The Company will continue to aim to achieve positive results by implementing cost controls and operational improvements, strengthening marketing and providing products and services to address the needs of small and medium sized enterprises in Japan.

      For instance, the Company began to offer a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plans provide several pricing and service options. Subscribers in the new discount plan in 1Q/FY03 was 2,318, increasing 222% from 720 in 4Q/FY02. In addition, based on the results of test marketing to identify methods of increasing its earnings, the Company will begin to design and market software for Japanese small and medium sized enterprises later this month. Hikari Tsushin, Inc.'s affiliates will provide marketing support to the Company in connection with this new product offering.

      The Company has been considering new business strategies aimed at boosting profitability such as entering into new businesses that may not be related to hosting and it may consider merging with or acquiring other companies, investing in other companies, or purchasing part of a business from other companies, including affiliates of the Company's parent in the future.

COMPANY INFORMATION

The Company was incorporated in Japan on October 16, 1995 for the purpose of engaging in business related to information technology. The Company's main operation is to provide e-mail hosting services (trademark "DESKWING") to small and medium-sized enterprises. DESKWING hosting service provides customers with e-mail addresses with their own domain extensions.

CORPORATE HEADQUARTERS:

Crayfish Co., Ltd.
6F., Hikari Bldg. 2-16-13 Ikebukuro Toshima-ku, Tokyo 171-0014  Japan
Tel: +81-3-5957-0644


SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; and (ix) market acceptance of new products and services.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in the United States for interim financial information.

[CRAYFISH LOGO]

                               CRAYFISH CO., LTD.
                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                    DECEMBER 31, 2002        DECEMBER 31, 2001   SEPTEMBER 30, 2002
                                                                       (UNAUDITED)               (UNAUDITED)        (AUDITED)
                                                               ---------------------------   -----------------   ------------------
                                                               US$ (NOTE3)          JPY             JPY                JPY
                                                               ----------      -----------   -----------------   ------------------
ASSETS
CURRENT ASSETS:
  CASH AND CASH EQUIVALENTS                                       140,388      16,671,074       15,227,870          16,412,076
  TIME DEPOSIT IN BANKS                                             1,684         200,000          200,000             200,000
  RESTRICTED CASH                                                      --              --           15,000                  --
  ACCOUNTS RECEIVABLE, NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS         183          21,743           70,430              14,751
  ACCOUNTS RECEIVABLE DUE FROM RELATED PARTIES                        210          24,917               --              21,436
  PREPAID EXPENSE AND OTHER CURRENT ASSETS                            545          64,677          272,269              61,017
                                                               ----------      ----------       ----------          ----------
    TOTAL CURRENT ASSETS                                          143,010      16,982,411       15,785,569          16,709,280
                                                               ----------      ----------       ----------          ----------

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION               396          47,056          256,095             159,390
INVESTMENTS IN EQUITY STOCK                                            --              --          127,374                  --
DEPOSITS                                                               50           5,989           24,624               4,630
DEPOSITS DUE FROM RELATED PARTIES                                     189          22,395               --              24,751
OTHER ASSETS                                                            6             764              763              16,851
                                                               ----------      ----------       ----------          ----------
    TOTAL ASSETS                                                  143,651      17,058,615       16,194,425          16,914,902
                                                               ----------      ----------       ----------          ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  CURRENT PORTION OF LONG-TERM DEBT                                    --              --              142                  --
  ACCOUNTS PAYABLE                                                    918         108,993          133,602              74,160
  ACCOUNTS PAYABLE DUE TO A RELATED PARTIES                            86          10,230           42,989               9,110
  CONSUMPTION TAX PAYABLE                                             157          18,639           38,880              88,819
  DEFERRED INITIAL CONTRACT FEES                                       15           1,840            9,045               4,004
  ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES                   182          21,604           20,296              22,009
                                                               ----------      ----------       ----------          ----------
    TOTAL CURRENT LIABILITIES                                       1,358         161,306          244,954             198,102
                                                               ----------      ----------       ----------          ----------

 LEASE OBLIGATION-LONG TERM                                            --              --              167                  --
                                                               ----------      ----------       ----------          ----------
    TOTAL LIABILITIES                                               1,358         161,306          245,121             198,102
                                                               ----------      ----------       ----------          ----------

COMMON STOCK                                                       67,892       8,062,125        8,058,325           8,060,325
ADDITIONAL PAID-IN CAPITAL                                         56,723       6,735,894        6,828,996           6,734,094
RETAINED EARNINGS, SINCE OCTOBER 1, 2001                           17,678       2,099,290        1,061,983           1,922,381
                                                               ----------      ----------       ----------          ----------
    TOTAL SHAREHOLDERS' EQUITY                                    142,293      16,897,309       15,949,304          16,716,800
                                                               ----------      ----------       ----------          ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    143,651      17,058,615       16,194,425          16,914,902
                                                               ==========      ==========       ==========          ==========

[CRAYFISH LOGO]


                               CRAYFISH CO., LTD.
                         CONDENSED STATEMENTS OF INCOME
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                     FOR THE YEAR
                                                                                                                        ENDED
                                                                       FOR THE THREE MONTHS ENDED DECEMBER 31,       SEPTEMBER 30,
                                                                   ----------------------------------------------   --------------
                                                                        2002 (UNAUDITED)         2001 (UNAUDITED)   2002 (AUDITED)
                                                                   ----------------------------  ----------------   --------------
                                                                   US$ (NOTE 3)         JPY             JPY               JPY
                                                                   ------------    ------------  ----------------   --------------
REVENUE                                                                  3,912          464,590        1,031,361        2,945,360
COST OF REVENUE                                                          1,161          137,870          178,379          636,174
                                                                    ----------       ----------       ----------       ----------
GROSS PROFIT                                                             2,751          326,720          852,982        2,309,186
                                                                    ----------       ----------       ----------       ----------
OPERATING EXPENSES:
  SELLING, GENERAL AND ADMINISTRATIVE EXPENSE                              847          107,074          176,279          806,258
  RESEARCH AND DEVELOPMENT                                                   4              500           17,806           51,031
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT                               213           25,260           59,244           97,050
  EXPENSES RELATED TO LITIGATION                                            96           11,335           (2,655)          23,845
  EXPENSES RELATED TO BUSINESS RESTRUCTURE                                  --               --           23,302               --
                                                                    ----------       ----------       ----------       ----------
    TOTAL OPERATING EXPENSES                                             1,160          144,169          273,976          978,184
                                                                    ----------       ----------       ----------       ----------
INCOME FROM OPERATIONS                                                   1,591          182,551          579,006        1,331,002

OTHER INCOME (EXPENSE):
  INTEREST INCOME, NET                                                       2              228              876            2,667
  FOREIGN EXCHANGE LOSS, NET                                                --               --           (1,598)          (3,357)
  GAIN ON SALE OF INVESTMENT IN EQUITY SECURITY                             --               --            9,975            9,975
  GAIN ON SALE OF INVESTMENT IN AN AFFILIATE                                --               --               --           32,646
  OTHER EXPENSE, NET                                                       (41)          (4,920)         (10,262)         (31,389)
                                                                    ----------       ----------       ----------       ----------
INCOME BEFORE PROVISIONS FOR INCOME TAXES                                1,552          177,859          577,997        1,341,544
PROVISIONS FOR INCOME TAXES                                                  8              950              950            3,800
                                                                    ----------       ----------       ----------       ----------
NET INCOME                                                               1,544          176,909          577,047        1,337,744
                                                                    ==========       ==========       ==========       ==========


                                                                       US$             JPY              JPY              JPY
                                                                      ------        ---------        ---------       ----------
NET INCOME PER SHARE-BASIC                                            150.49        17,245.95        55,784.56       130,460.70
                    -DILUTED                                          150.43        17,239.23        55,735.62       130,346.30

SHARES USED IN PER SHARE CALCULATION-BASIC                            10,258           10,258           10,249           10,254
                                    -DILUTED                          10,262           10,262           10,258           10,263

[CRAYFISH LOGO]



                               CRAYFISH CO., LTD.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)


                                                                                                                     FOR THE YEAR
                                                                                                                        ENDED
                                                                     FOR THE THREE MONTHS ENDED DECEMBER 31,         SEPTEMBER 30,
                                                                   --------------------------------------------      -------------
                                                                                                       2001
                                                                         2002 (UNAUDITED)           (UNAUDITED)      2002 (AUDITED)
                                                                   -------------------------        -----------      --------------
                                                                       US$             JPY               JPY              JPY
                                                                   -------        ----------        ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME                                                           1,490           176,909           571,737         1,337,744
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED
   IN OPERATING ACTIVITIES:
   DEPRECIATION AND AMORTIZATION                                       154            18,301            43,508           136,932
   LOSS ON IMPAIRMENT AND DISPOSAL OF PROPERTY AND EQUIPMENT           213            25,260            59,244            97,050
   ALLOWANCE FOR DOUBTFUL ACCOUNTS                                      14             1,733               838             1,287
   GAIN ON SALE OF INVESTMENT IN EQUITY SECURITY                        --                --            (9,975)           (9,975)
   GAIN ON SALE OF INVESTMENT IN AN AFFILIATE                           --                --                --           (32,646)
   CHANGES IN OPERATING ASSETS AND LIABILITIES:
     ACCOUNTS RECEIVABLE                                              (103)          (12,170)          (40,554)           (6,759)
     PREPAID EXPENSES AND OTHER CURRENT ASSETS                         (31)           (3,660)          111,066           322,318
     ACCOUNTS PAYABLE                                                  303            35,953            (4,742)          (98,063)
     CONSUMPTION TAX PAYABLE                                          (591)          (70,180)               --            88,819
     ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES                  (3)             (406)           17,551           (58,293)
     DEFERRED INITIAL CONTRACT FEES                                    (18)           (2,164)             (511)           (5,552)
     OTHER ASSET                                                        --                --          (199,489)            4,601
        NET CASH PROVIDED BY OPERATING ACTIVITIES                    1,428           169,576           548,673         1,777,463
                                                               -----------       -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
PROCEEDS FROM SALE OF INVESTMENT IN EQUITY SECURITY                     --                --            43,225            43,225
PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT                           718            85,261               517            10,484
PROCEEDS FROM SALE OF INVESTMENT IN AN AFFILIATE                        --                --                --           160,020
ACQUISITION OF PROPERTY AND EQUIPMENT                                   (3)             (400)           (9,973)          (36,681)
DEPOSITS                                                                 8               997            31,012            26,255
                                                               -----------       -----------       -----------       -----------
        NET CASH PROVIDED BY INVESTING ACTIVITIES                      723            85,858            64,781           203,303

CASH FLOWS FROM FINANCING ACTIVITIES:
PRINCIPAL PAYMENTS ON CAPITAL LEASES                                    (0)              (36)              (33)             (139)
PROCEEDS FROM ISSUANCE OF STOCK OPTIONS EXERCISED                       15             1,800               250             2,250
INCREASE IN RESTRICTED CASH                                             15             1,800           (15,000)               --
                                                               -----------       -----------       -----------       -----------
        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             30             3,564           (14,783)            2,111
                                                               -----------       -----------       -----------       -----------
                                                                                                                               0
NET INCREASE IN CASH AND CASH EQUIVALENTS                            2,181           258,998           598,671         1,982,877
                                                                                                                               0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   138,207        16,412,076        14,629,199        14,429,199
                                                               -----------       -----------       -----------       -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         140,388        16,671,074        15,227,870        16,412,076
                                                               ===========       ===========       ===========       ===========

SUPPLEMENTAL CASH FLOWS INFORMATION:

 CASH PAID FOR:                                                        US$               JPY               JPY               JPY
                                                                       ---               ---               ---               ---
       INCOME TAXES                                                     31             3,653             2,989               531
       INTEREST                                                          0                 4                 6                21

                       NOTES TO THE FINANCIAL STATEMENTS

1.   BUSINESS ORGANIZATION AND RESTRUCTURING

NATURE OF OPERATIONS

Crayfish Co., Ltd. (the "Company") was incorporated in Japan on October 16, 1995. The Company provides e-mail hosting services ("Deskwing") to small and medium-sized businesses in Japan. The Deskwing hosting service provides customers with e-mail addresses with their own domain extensions (see "Risk of business concentration" in Note 2).

DISCONTINUED OPERATIONS AND BUSINESS RESTRUCTURING

At the June 20, 2001 special shareholders' meeting, shareholders approved the election of new management of the Company. This management performed a strategic review of business operations, and on July 25, 2001, announced a "Business Revival Plan" (the "Plan") to restructure the Company. Historically, the Company had operated as three separate segments for management and financial reporting purposes. In accordance with the Plan, the Company discontinued its "Other Hosting Services" and "Systems Development Services" segments, leaving only its "Deskwing Hosting Services" segment. In addition, the Company terminated several ongoing research and development projects.

     All restructuring activities under the Plan were completed and all liabilities and costs incurred under the Plan were settled by September 30, 2001 and, accordingly, shareholders at the regular shareholders' meeting held on December 20, 2001 approved, pursuant to the Commercial Code of Japan (the "Code"), elimination of the accumulated deficit of JPY12,071,756 thousand as of September 30, 2001, as recorded in the statutory book of accounts, transferring JPY12,071,576 thousand of additional paid-in capital ("APIC") and JPY180 thousand of legal reserve. As a result, the entire accumulated deficit as of October 1, 2001 recorded in the statutory book kept under accounting principles generally accepted ("GAAP") in Japan ("Japan GAAP") was eliminated. As a result of differences between U.S. GAAP and Japan GAAP, the accumulated deficit under U.S. GAAP as of September 30, 2001 was JPY584,637 thousand less than that based on Japan GAAP, mainly due to the accounting for stock issuance costs. Stock issuance costs are deducted from APIC under U.S. GAAP whereas they are expensed as incurred under Japan GAAP. Therefore, the transfer of APIC and legal reserve to the accumulated deficit account resulted in retained earnings of JPY584,637 thousand which will be carried forward under U.S. GAAP.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company maintains its records and prepares its financial statements in accordance with Japan GAAP. Certain adjustments and reclassifications, including those relating


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to stock compensation expenses, accounting for leases and accrual of certain expenses, and impairment of long-lived assets have been incorporated in the accompanying financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory accounts.

      Accounts denominated in foreign currencies have been re-measured into Japanese yen, the Company's functional currency. Foreign currency gains and losses from re-measurement, which have been insignificant to date, are included in the statements of operations.

FINANCIAL INSTRUMENTS

Cash equivalents are highly liquid investments with original maturities of three months or less as of the date of purchase. Investments, which consist of time deposits, and money management funds invested in bonds, are recorded at cost, which approximates market value.

      The amounts reported for cash equivalents, receivables and other financial instruments are considered to approximate fair values based upon comparable market information available at the respective balance sheet dates and their short-term nature. Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash, investments and accounts receivable. The Company maintains its cash balances at financial institutions and has not experienced any material losses relating to such instruments. The Company invests its excess cash in accordance with an investment policy which authorizes the investment of excess cash in money market funds and time deposits. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base.

DERIVATIVE FINANCIAL INSTRUMENTS

Effective October 1, 2000, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133. In accordance with SFAS No 133, derivative instruments are measured at their fair value on the balance sheet, and changes in the value of derivative financial instruments are recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. Derivative financial instruments are, when necessary, utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company does not hold derivative financial instruments for trading purposes.

      The Company has not entered into any derivative contracts since August 2000 and at December 31, 2001 and 2002, the Company had no outstanding derivative contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments" requires disclosures of the fair value of financial instruments, including both assets and liabilities recognized and not recognized in the Company's balance sheet. The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Considerable judgments is required in estimating fair values and the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange.


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PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for property and equipment is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three years for office equipment, leasehold improvements and purchased software. Depreciation for capitalized leases is provided using the straight-line method over the shorter of the estimated useful lives of the respective assets or the remaining lease term. Maintenance and repairs are charged to expense as incurred. Major repairs and improvements, which extend the lives of the related assets, are capitalized and depreciated at applicable straight-line rates.

LONG-LIVED ASSETS

Whenever circumstances indicate, the Company assesses the recoverability of long-lived assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows of the long-lived assets. The amount of impairment, if any, is measured based on projected discounted future operating cash flow and is recognized as a write-down of the asset to a net realizable value.

RISKS AND UNCERTAINTIES

Business Concentration:

As discussed above in "Nature of Operations" in Note 1, the Company previously had three main businesses generating revenue and, currently, the Company concentrates its resources only on its Deskwing hosting service.

Cash Concentration:

At December 31, 2002, the Company maintains JPY16,871 million ($142,072 thousand) in banks including a JPY200 million ($1,684 thousand) time deposit with a maturity of greater than three months, which represented 98.7% of total assets of the Company. The Deposit Insurance Corporation of Japan, a government agent, guarantees up to JPY10 million and its related unpaid interest, for time deposits starting from April 1 2002 and for savings and checking accounts starting from April 1, 2005, which was originally announced to be effective April 1, 2003. Amounts in excess of this guaranteed amount are not insured or guaranteed.

REVENUE RECOGNITION

The Deskwing hosting service is provided based on one-year contractual rates per customer domain name for the first-time customer. At the end of the first year, the contract is automatically extended, but can be cancelled by the customer anytime with a two-month advance notice. The first month subscription fee is collected together with the second month fee at the beginning of the second month and, thereafter, the monthly fee is collected at the beginning of each month. Revenues are recognized on a monthly basis over the contract period for each customer domain name covered by a valid contract, beginning when the initial subscription fee is collected. Cancellation fees are



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recognized when received, provided all obligations under the contract have been fulfilled. The Company receives initial contract fees related to the Deskwing hosting services from its first-time customers, which are deferred as received and recognized over an estimated service term of 17 months.

     The Company performs on-going credit evaluations of its customers' creditworthiness and does not require collateral. The Company maintains allowances for potential credit losses and such losses have been within management's expectations.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs incurred related to internet-based services are expensed as incurred.

STOCK-BASED COMPENSATION

As permitted by SFAS No. 123, "Accounting for Stock-based Compensation", the Company has elected to account for its stock-based compensation arrangements in accordance with APB No. 25, "Accounting for Stock Issued to Employees". Under this method, the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the stated exercise price of the award is recognized as deferred stock-based compensation cost which is amortized over the vesting period of the award.

INCOME TAXES

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the underlying assets and liabilities as well as operating loss and tax credit carry-forwards. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

ADVERTISING AND PROMOTIONAL COSTS

The Company expenses advertising and promotional costs as they are incurred.

COMPUTATION OF EARNINGS PER SHARE

The Company calculates earnings per share in accordance with SFAS No.128, "Earnings Per Share". Basic earnings per share is calculated by dividing net earnings available to common shares by average common shares outstanding. Diluted earnings per share is calculated similarly, except that it includes the dilutive effect of the assumed exercise of securities, including the effect of the shares issuable under the Company's incentive plans.

Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 established standards for the reporting and presentation of comprehensive income and its components (other

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comprehensive income) in the financial statements. The Company had no amounts categorized as other comprehensive income in any of years of 2000, 2001 or 2002.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior first quarter amounts have been reclassified to confirm with the current first quarter presentation.

3.   U.S. DOLLAR AMOUNTS

U.S. dollar amounts presented in the accompanying financial statements are included solely for the convenience of the reader, using the spot rate of the Federal Reserve Bank in the U.S. at December 31, 2002, which was JPY 118.75 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.